SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )

                                  Orbimage Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    68555Y101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Joel Piassick
                         555 Madison Avenue, 16th Floor
                            New York, New York 10022
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 9, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68555Y101
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Distressed Investment Master Fund, Ltd.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [_]
                                                                        (b) [x]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,173,059

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,173,059

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,173,059

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     37.6%

14.  TYPE OF REPORTING PERSON*

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68555Y101
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

HMC Distressed Investment Offshore Manager, L.L.C.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [_]
                                                                        (b) [x]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,173,059

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,173,059

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,173,059

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     37.6%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 68555Y101
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

HMC Investors, L.L.C.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [_]
                                                                        (b) [x]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,208,979

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,208,979

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,208,979

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.0%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 68555Y101
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Philip Falcone


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [_]
                                                                        (b) [x]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,208,979

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,208,979

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,208,979

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.0%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 68555Y101
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Raymond J. Harbert


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [_]
                                                                        (b) [x]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,208,979

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,208,979

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,208,979

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.0%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 68555Y101
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael D. Luce


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [_]
                                                                        (b) [x]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,208,979

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,208,979

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,208,979

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.0%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 68555Y101
           ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     Orbimage Inc. (the "Issuer"), Common Stock, $.01 par value (the "Shares")

     The address of the issuer is 21700 Atlantic Boulevard, Dulles, Virginia 20166.
--------------------------------------------------------------------------------
Item 2.  Identity and Background.

(a-c,f) This Schedule 13D is being filed by Harbert Distressed Investment Master Fund, Ltd. (the "Master Fund"), HMC Distressed Investment Offshore Manager, L.L.C., ("HMC Management"), the sole investment manager of the Master Fund, HMC Investors, L.L.C., ("HMC Investors") the managing member of both HMC Management and the investment manager of Harbert Event Driven Master Fund, Ltd., Philip Falcone, a member of HMC Management who acts as the portfolio manager of the Master Fund on behalf of HMC Management and is the portfolio manager of Alpha US Sub Fund VI, LLC ("Alpha"), Raymond J. Harbert, a member of HMC Investors, and Michael D. Luce, a member of HMC Investors (each of the Master Fund, HMC Management, HMC Investors, Philip Falcone, Raymond J. Harbert and Michael D. Luce may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

The Master Fund is a Cayman Islands corporation with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop's Square, Redmond's Hill, Dublin 2, Ireland. Each of HMC Management and HMC Investors is a Delaware limited liability company. Each of Philip Falcone, Raymond J. Harbert and Michael D. Luce is a United States citizen. The principal business address for each of HMC Management and Philip Falcone is 555 Madison Avenue, 16th Floor, New York, New York 10022. The principal business address for each of HMC Investors, Raymond J. Harbert and Michael D. Luce is One Riverchase Parkway South, Birmingham, Alabama 35244. Alpha is a Delaware limited liability company. Alpha is a separately managed account. Harbert Event Driven Master Fund, Ltd. is a Cayman Islands corporation.

     (d) None of Philip Falcone, Raymond J. Harbert or Michael D. Luce has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof the Master Fund may be deemed to beneficially own 4,173,059 Shares.

As of the date hereof HMC Management may be deemed to beneficially own 4,173,059 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 4,208,979 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 4,208,979 Shares.

As of the date hereof Raymond J. Harbert may be deemed to beneficially own 4,208,979 Shares.

As of the date hereof Michael D. Luce may be deemed to beneficially own 4,208,979 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 4,173,059 Shares, constituting 37.6% of the Shares of the Issuer, based upon 11,087,225* Shares outstanding as of the date of this filing.

     The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,173,059 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,173,059 Shares.

(a, b) As of the date hereof, HMC Management may be deemed to be the beneficial owner of 4,173,059 Shares, constituting 37.6% of the Shares of the Issuer, based upon 11,087,225* Shares outstanding as of the date of this filing.

     HMC Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,173,059 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,173,059 Shares.

HMC Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

-------------------------------------------------------------------------
* The number of outstanding shares is based on the 9,906,517 shares the Company reported outstanding as of November 30, 2004, adjusted for warrants held by the Reporting Persons.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 4,208,979 Shares, constituting 38.0% of the Shares of the Issuer, based upon 11,087,225* Shares outstanding as of the date of this filing.

     HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,208,979 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,208,979 Shares.

HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 4,208,979 Shares, constituting 38.0% of the Shares of the Issuer, based upon 11,087,225* Shares outstanding as of the date of this filing.

     Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,208,979 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,208,979 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 4,208,979 Shares, constituting 38.0% of the Shares of the Issuer, based upon 11,087,225* Shares outstanding as of the date of this filing.

     Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,208,979 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,208,979 Shares.

Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 4,208,979 Shares, constituting 38.0% of the Shares of the Issuer, based upon 11,087,225* Shares outstanding as of the date of this filing.

     Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,208,979 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,208,979 Shares.

Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons are set forth in Exhibit B.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares of the Issuer

--------------------------------------------------------------------------------


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbert Distressed Investment Master Fund, Ltd.
By: HMC Distressed Investment Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
------------------------

HMC Distressed Investment Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
------------------------

HMC Investors, L.L.C.

By: /s/ Joel B. Piassick
------------------------


/s/ Philip Falcone
---------------------
Philip Falcone

/s/ Raymond J. Harbert
---------------------
Raymond J. Harbert

/s/ Michael D. Luce
---------------------
Michael D. Luce

January 14, 2005



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                   Exhibit A


                                    AGREEMENT

The undersigned agree that this Schedule 13D dated January 14, 2005 relating to the Common Stock, $.01 par value of Orbimage Inc. shall be filed on behalf of the undersigned.


Harbert Distressed Investment Master Fund, Ltd.
By: HMC Distressed Investment Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
-------------------------

HMC Distressed Investment Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
-------------------------

HMC Investors, L.L.C.

By: /s/ Joel B. Piassick
-------------------------


/s/ Philip Falcone
-------------------------
Philip Falcone

/s/ Raymond J. Harbert
-------------------------
Raymond J. Harbert

/s/ Michael D. Luce
-------------------------
Michael D. Luce

January 14, 2005

                                                                  Exhibit B

                        Transactions in the Common Stock
                        --------------------------------

            TRANSACTIONS BY HARBERT DISTRESSED INVESTMENT MASTER FUND

                          Transactions in Common Stock

              Date of              Number of Shares        Price of Shares
            Transaction             Purchase/(Sold)

              9/13/04                   25,480                 6.55
              9/14/04                   9,800                  6.50
              9/23/04                   4,900                  7.00
              9/27/04                   24,500                 7.23
              9/28/04                   19,600                 8.25
              9/29/04                  124,000                 7.94
              9/29/04                   24,500                 7.88
              9/30/04                   98,000                 7.75
              9/30/04                  124,950                 7.87
              9/29/04                   24,500                 8.25
              9/30/04                   24,500                 7.88
              9/30/04                  (24,500)                17.00
              10/4/04                   90,160                 16.27
              10/5/04                   15,000                 15.00
              10/5/04                   3,430                  15.00
              10/6/04                   29,400                 15.50
              10/8/04                   44,100                 14.50
              10/11/04                   980                   14.00
              10/14/04                  4,900                  14.50
              10/26/04                  12,740                 14.30
              10/26/04                  5,880                  14.00
              11/3/04                   84,713                 13.50
              11/10/04                 276,270                 14.00
              11/16/04                 611,190                 ****
              11/16/04                  50,000      10.00 (Shares received as
                                                    consideration for standby
                                                    commitment to purchase the
                                                    Issuer's debt securities)
              11/17/04                  3,235                  14.67
              11/18/04                  3,820                  14.98
              11/19/04                   980                   15.30
              12/2/04                  291,705                 *****


**** - The securities are included within 611,190 Units purchased by the Master Fund pursuant to a private transaction for $10.00 per Unit. Each Unit consists of one share or common stock and one warrant to purchase one share of common stock.

***** - The securities are included within 291,705 Units purchased by the Master Fund pursuant to a private transaction for $10.00 per Unit. Each Unit consists of one share or common stock and one warrant to purchase one share of common stock.

                            Transactions in Warrants

              Date of           Number of Shares          Price of Shares
            Transaction          Purchase/(Sold)

              11/16/04                 611,190                      ****
              11/16/04                 277,813          10.00 (Warrants received
                                                        as consideration for
                                                        commitment to backstop
                                                        the issuance of Issuer's
                                                        securities)
              12/2/04                  291,705                 *****

                    TRANSACTIONS BY ALPHA US SUB FUND VI, LLC

                          Transactions in Common Stock

              Date of             Number of Shares        Price of Shares
            Transaction          Purchase/(Sold)

              9/13/04                   520                     6.55
              9/14/04                   200                     6.50
              9/23/04                   100                     7.00
              9/27/04                   500                     7.23
              9/28/04                   400                     8.25
              9/29/04                  2,000                    7.94
              9/29/04                   500                     8.25
              9/29/04                   500                     7.88
              9/30/04                   500                     7.88
              9/30/04                  2,000                    7.75
              9/30/04                  2,550                    7.87
              9/30/04                  (500)                   17.00
              10/4/04                  1,840                   16.27
              10/5/04                    70                    15.00
              10/6/04                   600                    15.50
              10/8/04                   900                    14.50
              10/11/04                   20                    14.00
              10/26/04                  260                    14.30
              10/26/04                  120                    14.00
              11/3/04                  1,730                   13.50
              11/10/04                 5,640                   14.00
              11/17/04                   65                    14.67
              11/18/04                   80                    14.98
              11/19/04                   20                    15.30

             TRANSACTIONS BY HARBERT EVENT DRIVEN MASTER FUND, LTD.

                          Transactions in Common Stock

              Date of           Number of Shares            Price of Shares
            Transaction          Purchase/(Sold)

              10/1/04                   15,000                 17.50
              10/11/04                 (5,000)                 15.00
              11/11/04                 (5,000)                 13.75
              11/11/04                 (1,000)                 13.75
              11/24/04                 (4,000)                 15.55




03773.0003 #537032